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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 2)

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              ASARCO INCORPORATED

                           (Name of Subject Company)

                               ASMEX CORPORATION
                                      AND
                           GRUPO MEXICO, S.A. DE C.V.
                                   (Bidders)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                        (INCLUDING THE ASSOCIATED JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                    04341310
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            Daniel Tellechea Salido
                Managing Director for Administration and Finance
                           Grupo Mexico, S.A. de C.V.
                              Baja California 200
                                Colonia Roma Sur
                           06760 Mexico City, Mexico

                          Telephone: 011-525-574-2067

          (Name, Address and Telephone Number of Person Authorized To
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            Lori Anne Czepiel, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                            New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

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
    This amendment constitutes Amendment No. 2 to the Tender Offer Statement on
Schedule 14D-1 as the same may have been amended from time to time (as amended hereby, the "Statement") and the Amendment No. 6 to the Schedule 13D and relates to the offer by Grupo Mexico, S.A. de C.V., a Mexican corporation ("Parent") through its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, without par value (together with the associated junior participating preferred stock purchase rights, the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation ("ASARCO") at a purchase price of $29.50 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1999 (as amended, the "Offer to Purchase"), a copy of which is attached to this Statement as Exhibit (a)(1), as amended and supplemented by the Supplement dated October 8, 1999 (the "Supplement"), a copy of which is attached to this Statement as Exhibit (a)(10) (the Statement, along with the Offer to Purchase and the Supplement, as each have been amended or supplemented from time to time, constitute the "Offer"). Capitalized terms not defined herein have the meanings ascribed in the Offer to Purchase and the Supplement. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Item 3 is hereby amended by the following:

    The discussion set forth in the "INTRODUCTION" and "Section 11--Background of the Offer; Contacts with ASARCO" of the Offer to Purchase is hereby amended as follows:

    On October 8, 1999, Parent filed Amendment No. 1 to its Schedule 14D-1, reflecting the fact that Parent had revised the Offer to, among other things, increase the Offer Price from $26.00 per share of Common Stock to $29.50 per share of Common Stock. Also on October 8, 1999, ASARCO filed an amendment to the ASARCO Schedule 14D-9 that contained and discussed the PD Merger Agreement and stated that ASARCO was considering Parent's revised bid.

    Later on October 8, 1999, Phelps Dodge issued a press release stating that Phelps Dodge would not raise its offer for ASARCO.

    ASARCO issued a press release on October 8, 1999, announcing that the ASARCO Board met to consider Parent's revised Offer. The press release stated that at the meeting, the ASARCO Board considered, together with advice from its financial and legal advisors, the terms of Parent's revised Offer, ASARCO's rights and obligations under the PD Merger Agreement and its fiduciary duties to shareholders of ASARCO under applicable law. The press release stated that, in accordance therewith, the ASARCO Board determined in good faith, after consultation with its legal and financial advisors, that it was necessary in order to comply with its fiduciary duties under applicable law to recommend to the ASARCO shareholders that they not tender their shares pursuant to the Phelps Dodge Offer, and if necessary ASARCO would furnish information to Parent pursuant to a customary confidentiality agreement and participate in discussions or negotiations regarding the Offer, as revised.

    Later that day, ASARCO filed another amendment to the ASARCO 14D-9 reflecting this change. According to the amendment, the ASARCO Board notified Phelps Dodge in accordance with the terms of the PD Merger Agreement of its intention to take these actions.

    On the evening of Friday, October 8, 1999, Parent's legal advisors delivered to ASARCO Parent's proposed revisions to the agreement relating to the Proposed Merger (the "Proposed Merger Agreement"), which revisions set forth the basis upon which Parent was prepared to consummate the Proposed Merger.

    Over the course of the next few days, Parent's and ASARCO's respective financial and legal advisors conducted negotiations relating to the Proposed Merger Agreement.

    ASARCO issued a press release on October 11, 1999 stating that on October 12, 1999, the ASARCO Board would meet to discuss Parent's latest offer.

    On October 13, 1999, Phelps Dodge issued a press release reiterating its previous decision not to raise its offer for ASARCO.

    On Thursday, October 14, 1999, Parent notified ASARCO that it would be willing to increase its tender offer price to $29.75 per share of Common Stock in cash subject to Parent entering into the Proposed Merger Agreement with ASARCO prior to 5:00 P.M. New York City time on October 23, 1999. In connection therewith, Parent submitted a revised bid package to ASARCO detailing its willingness to increase the Offer Price to $29.75 per share of Common Stock in the event ASARCO were to agree to increase the termination fee indicated in the Proposed Merger Agreement to $40 million and to deliver notice to Phelps Dodge that it is prepared to execute the Proposed Merger Agreement with Parent. The letter stated that the revised Offer would remain outstanding until 5:00 P.M. on October 23, 1999. The bid package included Parent's proposed revisions to the Proposed Merger Agreement, which incorporated comments made during negotiations that transpired earlier in the week between ASARCO and Parent and the legal and financial advisors of ASARCO and Parent.

    On October 15, 1999, ASARCO issued a press release stating that earlier that day, the ASARCO Board met to consider Parent's revised proposal. According to the press release, at the meeting, the ASARCO Board authorized ASARCO's management to provide notice to Phelps Dodge that ASARCO is prepared to accept the revised Offer and that ASARCO intended to terminate the PD Merger Agreement on Saturday, October 23, 1999 at or after 9:00 A.M. Later that day, ASARCO filed an amendment to the Schedule 14D-9 relating to the Offer reflecting these occurrences.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4 is hereby amended by the following:

    The discussion set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is hereby amended as follows:

    On October 15, 1999, the commitment letter, dated as of September 24, 1999 (the "Commitment Letter") and as amended and revised on October 5, 1999 (the "First Amended and Restated Commitment Letter") and October 7, 1999 (the "Second Amended and Restated Commitment Letter"), by and among Parent, The Chase Manhattan Bank and Chase Securities Inc. (collectively, "Chase") was further amended and restated (the "Third Amended and Restated Commitment Letter"), a copy of which is which is filed as Exhibit (b)(4) and incorporated herein by reference, to modify certain conditions to the obligations of Chase under the Credit Facilities to, among other things, provide a revised condition with respect to market disruptions that is more narrow than the prior such condition until December 18, 1999, or that date that is the same number of days after November 30, 1999 as the date of execution and delivery of a definitive merger agreement is after October 5, 1999, whichever is earlier, and that reverts to its prior form thereafter. Such amendments to the commitment letter were subject to a satisfactory merger agreement being entered into with ASARCO not later than 5:00 P.M. New York City time on October 23, 1999.

    The foregoing description of the Credit Facilities is qualified in its entirety by reference to the full text of the Third Amended and Restated Commitment Letter, a copy of which is filed as Exhibit (b)(4) and incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 is hereby amended by the information set forth in Item 3 above.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6 is hereby amended by the information set forth in Item 3 above.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Item 7 is hereby amended by the information set forth in Item 3 above.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Item 9 is hereby amended by the following:

    The information set forth in "Section 9--Certain Information Concerning Purchaser, Parent and Certain Affiliates" under the heading "Differences Between Mexican GAAP and U.S. GAAP" is amended by the following:

    A. The second paragraph under the subheading "Cash flow information" is amended and restated as follows:

    Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" (SFAS No. 95), requires that the effects of inflation on cash flows be shown separately.

    B. The second paragraph under the subheading "Cost of pension plans and other employee benefits" is amended and restated as follows:

    Parent provides health care benefits for the retired and active employees of Mexicana de Cananea, S.A. de C.V. ("Mexcananea") as well as their family members through a subsidiary of Mexcananea (Hospital del Ronquillo, S. de R.L. de C.V.). During 1995 Parent adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". Due to the fact that Parent in previous years had few employees that were eligible for this benefit, the liability based on the actuarial calculation was considered immaterial and therefore the related effect was not included in the U.S. GAAP reconciliation. In 1998 Parent terminated 600 union and 400 non-union employees, thus accelerating the related postretirement benefits for such employees and resulting in a charge of Ps. 34,880 which was included in the U.S. GAAP reconciliation.

    C. The fourth paragraph under the subheading "Property and equipment" is amended and restated as follows:

    In accordance with the fifth amendment to Bulletin B-10, the value of machinery and equipment of foreign origin may be restated based on the devaluation and inflation of the country of origin. Parent does not utilize this option to restate the value of its property and equipment.

    D. The second paragraph under the subheading "Financial Statement translation for foreign subsidiaries" is amended and restated as follows:

    Under U.S. GAAP, the translation of financial statements of subsidiaries with operations in hyper inflationary economies should be remeasured into the reporting currency. The process requires monetary assets and liabilities to be remeasured at the year-end exchange rate, while non-monetary assets and liabilities and income and expense accounts are remeasured at the historical exchange rate. Resulting exchange differences are included in income.

    E. The paragraph under the subheading "Available for sale security" is amended and restated as follows:

    Available for sales security. Under Mexican GAAP, the investment in ASARCO is included in cash and marketable securities in the amounts of Ps. 614,802 and Ps. 665,672 as of December 31, 1998 and 1997, respectively. Changes in the market value of the investment were recorded as interest income (loss) in the statement of income and amounted to 271,650 and (5,565) for the years ended December 31, 1998 and 1997, respectively. Under U.S. GAAP and in accordance with Statement of Financial Accounting Standard No. 115, this investment should be classified as an "available for sale security" and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

F. RECONCILIATION OF MEXICAN GAAP TO U.S. GAAP

    Net income and stockholders' equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes, are as follows:

                                                        1998            1997             1996
                                                    -------------   -------------   --------------
NET INCOME:
Consolidated net income under Mexican GAAP........   Ps.  806,638   Ps. 2,921,045    Ps. 4,004,570
  U.S. GAAP adjustments:
  Deferred income tax asset (liability)...........       (335,854)       (378,325)      (1,567,349)
  Deferred employee profit sharing liability......       (450,515)       (404,732)        (219,286)
  Amortization of capitalized exchange loss and
    gain on monetary position.....................          4,769           4,769            4,769
  Capitalized interest............................        206,170         269,199               --
  Amortization of negative goodwill...............        583,029         689,983          598,319
  Pension plan cost...............................          2,037             445              772
  Gain (loss) in permanent investment.............        271,650          (5,565)              --
  Postretirement plan costs.......................        (34,880)             --               --
  Adoption of SOP 98-5............................       (222,321)       (110,888)              --
  Gain on extinguishment of debt..................         82,787              --               --
  Effects of inflation accounting on U.S. GAAP
    adjustments and monetary gain on labor
    liabilities...................................      1,250,231       1,119,208        1,900,509
                                                    -------------   -------------   --------------
                                                        1,357,103       1,184,094          717,734
                                                    -------------   -------------   --------------
Consolidated net income under U.S. GAAP...........  Ps. 2,163,741   Ps. 4,105,139    Ps. 4,722,304
                                                    =============   =============   ==============

                                                                   1998              1997
                                                              ---------------   ---------------
STOCKHOLDERS' EQUITY:
  Stockholders' equity under Mexican GAAP...................   Ps. 29,635,784    Ps. 29,642,490
  U.S. GAAP adjustments:
  Deferred income taxes.....................................       (4,967,527)       (5,523,988)
  Deferred employee profit sharing..........................       (2,151,540)       (2,058,836)
  Capitalized exchange loss and gain on monetary position...         (185,958)         (190,727)
  Capitalized interest......................................          475,369           269,199
  Accumulated pension plan cost.............................           (1,066)            1,034
  Postretirement plan costs.................................          (34,880)               --
  Negative goodwill (previously amortized for Mexican GAAP
    purposes)...............................................       (3,513,541)       (4,096,570)
  Adoption of SOP 98-5......................................         (333,209)         (110,888)
  Gain on extinguishment of debt............................           82,787                --
  Investment in common stock of a parent company............       (1,303,637)       (1,947,718)
                                                              ---------------   ---------------
                                                                  (11,933,202)      (13,658,494)
                                                              ---------------   ---------------
Stockholders' equity under U.S. GAAP........................   Ps. 17,702,582    Ps. 15,983,996
                                                              ===============   ===============

ITEM 10. ADDITIONAL INFORMATION.

    Item 10 is hereby amended by the information set forth in Item 3 and by the following:

    CONDITIONS OF THE OFFER. The discussion set forth in the Introduction to the Offer to Purchase and Section 14 of the Offer to Purchase is amended and supplemented as follows:

    A. The second paragraph on page 13 in the Offer to Purchase under "Section 1--Terms of the Offer; Expiration Date" is restated as follows:

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the Rights Condition and the Merger Agreement Condition. If prior to the Expiration Date any or all of such conditions, or if any or all of the other events set forth in Section 14 are not satisfied, other than events relating to regulatory approvals (which must be satisfied prior to acceptance for payment of shares of Common Stock), Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the shares of Common Stock tendered in the Offer and to terminate the Offer and return all tendered shares of Common Stock to the tendering shareholders, (ii) waive or reduce the Minimum Condition or waive or amend any or all other conditions to the Offer to the extent permitted by applicable law, and, subject to complying with applicable rules and regulations of the SEC, purchase all shares of Common Stock validly tendered, or (iii) extend the Offer and, subject to the right of shareholders to withdraw shares of Common Stock until the Expiration Date, retain the shares of Common Stock that have been tendered during the period or periods for which the Offer is extended.

    B. The first paragraph on page 50 of the Offer to Purchase under "Section 14--Conditions of the Offer" is restated as follows:

    Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered shares of Common Stock promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Common Stock, and may terminate the Offer as to any shares of Common Stock not then paid for, if, in the sole judgment of Purchaser at or prior to (i) the acceptance for payment of shares of Common Stock, any required regulatory approvals have not been obtained or (ii) the Expiration Date
(x) any one or more of the Minimum Condition, the Rights Condition or the Merger Agreement Condition shall not have been satisfied or (y) any of the following events shall occur or shall be deemed by Purchaser to have occurred:

    C. The Merger Agreement Condition is amended and restated to read as follows:

    "THE MERGER AGREEMENT CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PD MERGER AGREEMENT HAS BEEN TERMINATED AND ASARCO HAVING ENTERED INTO A DEFINITIVE MERGER AGREEMENT WITH PARENT AND PURCHASER THAT WOULD PROVIDE FOR THE ACQUISITION OF ASARCO BY PARENT OR PURCHASER (THE "MERGER AGREEMENT CONDITION").

    In order for the Merger Agreement Condition to be satisfied, the PD Merger Agreement must be terminated. Depending on ASARCO's willingness to enter into negotiations with Parent and Purchaser and the then pending status of any such negotiations, Purchaser may extend the Offer from time to time until the Merger Agreement Condition is satisfied.

    In the event the Merger Agreement Condition is satisfied prior to 5:00 P.M. New York City time on October 23, 1999, Purchaser and Parent, in accordance with the terms of the Third Amended and Restated Commitment Letter, will be in the position to substantially limit its conditions to the following:

    "Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Proposed Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Common Stock promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Common Stock, and may terminate or amend the Offer (but only subject to and in accordance with the Proposed Merger Agreement) if (i) the HSR Act Condition (as defined in the Proposed Merger Agreement) has not been satisfied, (ii) the Minimum Condition has not been satisfied or (iii) at any time on or after October 23, 1999 and before the Expiration Date for payment pursuant to the Offer, any of the following events shall occur:

    (a) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer or the Proposed Merger by any domestic or foreign, federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits, or imposes any material limitations on, Parent's or Purchaser's ownership or operation of all or a material portion of ASARCO's businesses or assets, (ii) prohibits, or makes illegal the acceptance for payment, payment for or purchase of Common Stock or the consummation of the Offer or the Proposed Merger, (iii) results in a material delay in or restricts the ability of Purchaser, or renders Purchaser unable, to accept for payment, pay for or purchase some or all of the tendered shares of Common Stock, or (iv) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Common Stock, including, without limitation, the right to vote the Common Stock purchased by it on all matters properly presented to ASARCO's shareholders, PROVIDED that Parent and Purchaser shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

    (b) the representations and warranties of ASARCO set forth in the Proposed Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date except, in each case, (i) for changes specifically permitted by the Proposed Merger Agreement and
(ii) (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of such representations and warranties to be true and correct (without giving effect to any qualifications as to "materiality" or "Material Adverse Effect" set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ASARCO, or ASARCO shall have materially breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Agreement to be performed or complied with by it;

    (c) the Proposed Merger Agreement shall have been terminated in accordance with its terms prior to the Expiration Date;

    (d) ASARCO shall have entered into a definitive agreement or agreement in principle with any person with respect to an ASARCO Takeover Proposal or similar business combination with ASARCO;

    (e) (i) The Chase Manhattan Bank and Chase Securities Inc. shall have terminated the commitment letter as a result of there having occurred after the date the Proposed Merger Agreement is executed to that date that is the same number of days after November 30, 1999 as the date of execution and delivery of the Proposed Merger Agreement is after October 5 (the "Agreed Date"), a general banking moratorium established by Federal or state authorities, a generally recognized capital markets crisis, as evidenced by a cumulative 20% decline in the Dow Industrial Average over a period of five (5) consecutive trading days, or a virtual cessation in bank and other private debt financings or the introduction of additional material government restrictions imposed by lending institutions which materially affect the type of transactions contemplated by the Proposed Merger Agreement, and (ii) The Chase Manhattan Bank and Chase Securities Inc. shall have terminated the commitment letter as a result of there having occurred after the Agreed Date a material disruption of or material adverse change in U.S. or developed country financial, banking or capital market conditions that is reasonably likely to materially impair the syndication of the Credit Facilities; or

    (f) the ASARCO Board of Directors shall have withdrawn, or amended, modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Proposed Merger Agreement or the Proposed Merger, or recommended another proposal or offer from any person other than Parent or Purchaser, or shall have resolved to do any of the foregoing; which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments;

which in the reasonable judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

    The foregoing conditions will be for the sole benefit of Purchaser and Parent and may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)          Offer to Purchase dated September 27, 1999.*

(a)(2)          Form of Letter of Transmittal.*

(a)(3)          Form of Notice of Guaranteed Delivery.*

(a)(4)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.*

(a)(5)          Form of Letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)          Form of Guidelines for Certification of Taxpayer
                Identification Number on Substitute Form W-9.*

(a)(7)          Form of Summary Advertisement dated September 27, 1999.*

(a)(8)          Press release of Parent dated September 24, 1999.*

(a)(9)          Press release of Parent dated September 27, 1999.*

(a)(10)         Supplement to the Offer to Purchase dated October 8, 1999.*

(a)(11)         Press release of Parent dated October 7, 1999.*

(b)(1)          Commitment Letter from The Chase Manhattan Bank and Chase
                Securities Inc. dated September 24, 1999.*

(b)(2)          First Amended and Restated Commitment Letter from The Chase
                Manhattan Bank and Chase Securities Inc. dated October 5,
                1999.*

(b)(3)          Second Amended and Restated Commitment Letter from The Chase
                Manhattan Bank and Chase Securities Inc. dated October 15,
                1999.*

(b)(4)          Third Amended and Restated Commitment Letter from The Chase
                Manhattan Bank and Chase Securities Inc. dated October 15,
                1999.

(c)             Not applicable.

(d)             Not applicable.

(e)             Not applicable.

(f)             None.

(g)(1)          1997 Annual Report of Parent.*

(g)(2)          1998 Annual Report of Parent.*

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 1999

                                                  GRUPO MEXICO, S.A. DE C.V.

                                                  By:  /s/ DANIEL TELLECHEA SALIDO
                                                       ----------------------------------------------
                                                       Name: Daniel Tellechea Salido
                                                       Title:  Managing Director for Administration
                                                               and Finance

                                                  GRUPO MEXICO, S.A. DE C.V.

                                                  By:  /s/ HECTOR CALVA RUIZ
                                                       ----------------------------------------------
                                                       Name: Hector Calva Ruiz
                                                       Title:  Managing Director for Exploration
                                                               and Projects

                                                  ASMEX CORPORATION

                                                  By:  /s/ DANIEL TELLECHEA SALIDO
                                                       ----------------------------------------------
                                                       Name: Daniel Tellechea Salido
                                                       Title:  Vice President and Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)       Offer to Purchase dated September 27, 1999.*

(a)(2)       Form of Letter of Transmittal.*

(a)(3)       Form of Notice of Guaranteed Delivery.*

(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*

(a)(5)       Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)       Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.*

(a)(7)       Form of Summary Advertisement dated September 27, 1999.*

(a)(8)       Press release of Parent dated September 24, 1999.*

(a)(9)       Press release of Parent dated September 27, 1999.*

(a)(10)      Supplement to the Offer to Purchase dated October 8, 1999.*

(a)(11)      Press release of Parent dated October 7, 1999.*

(b)(1)       Commitment Letter from The Chase Manhattan Bank and Chase
             Securities Inc. dated September 24, 1999.*

(b)(2)       First Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 5,
             1999.*

(b)(3)       Second Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 7,
             1999.*

(b)(4)       Third Amended and Restated Commitment Letter from The Chase
             Manhattan Bank and Chase Securities Inc. dated October 15,
             1999.

(c)          Not applicable.

(d)          Not applicable.

(e)          Not applicable.

(f)          None.

(g)(1)       1997 Annual Report of Parent.*

(g)(2)       1998 Annual Report of Parent.*

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*   Previously filed.